Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

October 27, 2017

Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco High Income 2024 Target Term Fund
File Numbers: 333-217870; 811-23251

Dear Ms. DiAngelo Fettig:

This letter responds to the comments conveyed via telephone on October 25-26, 2017, regarding the registration statement on Form N-2, as amended (the “Registration Statement”), filed with respect to the initial public offering of the Invesco High Income 2024 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments is repeated below, with the response immediately following.

PROSPECTUS

1.	Comment: The prospectus describes the various portfolio and cash flow management techniques the Fund anticipates using, as follows:

“In seeking to return the target amount of $9.835 per share to investors on or about the Termination Date, the Fund intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income and possibly retaining gains.”

As disclosed in the Prospectus Summary under the heading “Distributions,” the “retention of a portion of its net investment income may result in the Fund paying U.S. federal excise tax and U.S. federal income tax at corporate income tax rates.”

Please explain supplementally whether (1) the Fund expects to incur any such taxes during its first fiscal year of operations, and (2) if so, whether such amounts are reflected in

Ms. Christina DiAngelo Fettig

October 27, 2017

“Other Expenses” in the “Summary of Fund Expenses” in the Prospectus. See Instructions to Form N-2, Item 3(9).

Response: The Summary of Fund Expenses does not include an amount for estimated excise taxes to be incurred during the Fund’s first fiscal year. The federal excise tax is measured based on a calendar year (or portion thereof in the case of a fund that commences operations on a date other than January 1). It is possible that the Fund could incur U.S. federal excise tax for the period beginning November 30, 2017 (the anticipated closing date of the offering) and ending December 31, 2017. However, given the short time period involved, and the nature of the Fund’s anticipated investments during the “start-up” period following the completion of the offering (anticipated to be largely comprised of exposure to the CMBX Index), the Fund cannot reasonably estimate the amount of excise tax that would be payable for the portion of the 2017 calendar year included in the Fund’s first fiscal year.

Financial Statements – Footnote 4

2.	Comment: The second paragraph of this footnote is as follows:

“The organizational and initial offering costs include preparation and filing of incorporation documents, bylaws, registration statements, state and federal registration of shares, marketing materials and audit fees. As a result, the Fund’s financial statements will not reflect these organizational and offering costs.” (emphasis added)

Does the reference to “financial statements” above solely relate to the seed financial statements included in the Registration Statement? We would expect these costs to be capitalized and amortized and thus reflected in the Fund’s financial statements going forward.

Response: The Fund’s investment adviser has agreed to pay all of the Fund’s organizational costs. As a result, these costs will not be reflected in the Fund’s financial statements at any point. With respect to offering costs, the Fund’s portion of such costs (up to $0.02 per share) will be capitalized and amortized and thus reflected in the Fund’s financial statements going forward. These costs are not reflected in the seed financial statements, which are dated as of September 29, 2017.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Ms. Christina DiAngelo Fettig

October 27, 2017

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Copies to:

J. Zerr

D. Wohl

J. Corriero

M. Dobelbower